

Mail Stop 6010

May 6, 2008

Mr. John E. Salamon
Chief Executive Officer
Salamon Group, Inc.
302-1028 Alberni Street
Vancouver, B.C., Canada, V6E 1A3

> **RE:** **Salamon Group, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 0-50530**

Dear Mr. Salamon:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for year ended December 31, 2007

Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page 1

1. We note that KMJ Corbin & Company's opinion as it relates to the cumulative data from April 27, 2001 (inception) to December 31, 2005 is based solely on the report of other auditors. Please amend this Form 10-KSB to include the report of the other auditor. Refer to Rule 2-05 of Regulation S-X.

Exhibit 31.1

2. We note that the certification filed as Exhibit 31.1 excluded certain introductory language from paragraph 4 as well as paragraph 4(b), which refers to internal controls over financial reporting. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief